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Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements
(in thousands, except ratios)

	Year Ended December 31,
	2009	2008	2007	2006	2005
Excluding interest on deposits
Income before income taxes (1)	$50,163	$157,739	$362,229	$372,844	$382,231
Equity investee income	(3,545)	(3,633)	(6,983)	(5,647)	(2,068)
Equity investee distributions	2,827	3,914	6,629	4,844	2,234
Preferred dividends of consolidated subsidiaries	(3,725)	(3,145)	(3,434)	(3,407)	(3,478)
Fixed charges:
Interest expense (2)	24,319	62,958	72,416	63,700	32,712
Interest within rental expense	12,286	11,913	10,300	9,644	8,439
Preferred dividends of consolidated subsidiaries	3,725	3,145	3,434	3,407	3,478

Total fixed charges	$40,330	$78,016	$86,150	$76,751	$44,629

Total earnings and fixed charges	$86,050	$232,891	$444,591	$445,385	$423,548

Fixed charges, as above	40,330	$78,016	$86,150	$76,751	$44,629
Preferred stock dividends	34,285	3,225	—	—	—

Fixed charges including preferred stock dividends	$74,615	$81,241	$86,150	$76,751	$44,629

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.15	2.87	5.16	5.80	9.49
Including interest on deposits
Total earnings and fixed charges, as above	$86,050	$232,891	$444,591	$445,385	$423,548
Add: Interest on deposits	60,429	122,990	214,680	159,024	76,045

Total earnings, fixed charges and interest on deposits	$146,479	$355,881	$659,271	$604,409	$499,593

Fixed charges, including preferred stock dividends, as above	$74,615	$81,241	$86,150	$76,751	$44,629
Add: Interest on deposits	60,429	122,990	214,680	159,024	76,045

Total fixed charges including preferred stock dividends and interest on deposits	$135,044	$204,231	$300,830	$235,775	$120,674

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.08	1.74	2.19	2.56	4.14

(1)
Prior period amounts have been reclassified to conform to current period presentation.

(2)
Includes interest expense on uncertain tax positions.

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  Exhibit 12
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements (in thousands, except ratios)